UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

LOBO EV TECHNOLOGIES LTD

(Name of Issuer)

Ordinary Share, $0.001 par value per share

(Title of Class of Securities)

G00350101

(CUSIP Number)

March 20, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1 (b)

☐	Rule 13d-1 (c)

☒	Rule 13d-1 (d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G00350101	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Wealthford Capital Ltd.(1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,704,320
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,704,320
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,704,320
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 57.88%(1)
12	TYPE OF REPORTING PERSON* OO

(1)	Huajian Xu is the 90% shareholder and holds the voting and dispositive power over the ordinary shares held by Wealthford Capital Ltd.

(2)	Percentage is calculated based on 7,780,000 ordinary shares issued and outstanding based on the annual report on Form 20-F filed by the issuer on April 30, 2024.

CUSIP No. G00350101	13G	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Huajian Xu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,704,320
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,704,320
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,704,320
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 57.88%(1)
12	TYPE OF REPORTING PERSON* OO

(1)	Percentage is calculated based on 7,780,000 ordinary shares issued and outstanding based on the annual report on Form 20-F filed by the issuer on April 30, 2024.

CUSIP No. G00350101	13G	Page 4 of 6 Pages

Item 1.

(a)	Name of Issuer: LOBO EV TECHNOLOGIES LTD.

(b)	Address of Issuer’s Principal Executive Offices: Gemini Mansion B 901, i Park, No. 18-17 Zhenze Rd, Xinwu District, Wuxi, Jiangsu, People’s Republic of China, 214111.

Item 2.

(a)	Name of Person Filing:

Wealthford Capital Ltd.

Huajian Xu

(b)	Address of Principal Business Office or if none, Residence:

Wealthford Capital Ltd.:

c/o LOBO EV TECHNOLOGIES LTD., Gemini Mansion B 901, i Park, No. 18-17 Zhenze Rd, Xinwu District, Wuxi, Jiangsu, People’s Republic of China, 214111

Huajian Xu:

c/o LOBO EV TECHNOLOGIES LTD., Gemini Mansion B 901, i Park, No. 18-17 Zhenze Rd, Xinwu District, Wuxi, Jiangsu, People’s Republic of China, 214111

(c)	Citizenship:

Wealthford Capital Ltd. – British Virgin Islands

Huajian Xu – China

(d)	Title of Class of Securities: Ordinary Share, $0.001 par value per share

(e)	CUSIP Number: G00350101

Item 3.	Not Applicable

Item 4.	Ownership.

(a)	Amount Beneficially Owned:

Wealthford Capital Ltd. – 3,704,320

Huajian Xu – 3,704,320

Wealthford Capital Ltd. is the record holder of the securities reported herein and acquired the securities before the issuer became a public company. Wealthford Capital Ltd. is controlled by Huajian Xu. By virtue of this relationship, Mr. Huajian Xu may be deemed to share beneficial ownership of the securities held of record by Wealthford Capital Ltd.

CUSIP No. G00350101	13G	Page 5 of 6 Pages

(b)	Percent of Class:

Wealthford Capital Ltd.: 57.88%

Huajian Xu: 57.88%

The foregoing percentage is calculated based on 7,780,000 ordinary shares issued and outstanding as reported on the Annual Report on Form 20-F filed by the Issuer on April 30, 2024.

(c)	Number of shares as to which such person has: Wealthford Capital Ltd.:

(i)	sole power to vote or to direct the vote: 3,704,320

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 3,704,320

(iv)	shared power to dispose or to direct the disposition of: 0

Huajian Xu:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 3,704,320

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 3,704,320

Item 5.

Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.

Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. G00350101	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 17, 2024

Wealthford Capital Ltd.

By	/s/ Huajian Xu
Name:	Huajian Xu
Title:	Authorized Person

Huajian Xu

/s/ Huajian Xu

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.